

ANNUAL REPORT

facilitated by



Wanderlinger Brewing

Company

FORM C-AR ANNUAL REPORT

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	Wanderlinger Brewing Company
State of Organization	TN
Date of Formation	02/09/2016
Entity Type	Limited Liability Company
Street Address	1208 King St #120, Chattanooga TN, 37405
Website Address	https://www.wanderlinger.com/

(B) Directors and Officers of the Company

Key Person		Christopher Dial
Position with the Company	Title	Co-Founder
	First Year	2016
Other business experience (last three years)		*Owner - manages all financial, sales and marketing for brewery since its inception.*

Key Person	Michael Dial
Position with the Company Title First Year	Co-Founder, Head Brewer 2016
Other business experience (last three years)	President/Head Brewer - responsible for taproom and production operations since inception of business.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Dial	37%
Michael Dial	37%

(D) The Company's Business and Business Plan

Intended Use of Funds

To continue to be competitive as we grow and branch out beyond Chattanooga we need to expand production capabilities including canning, kegs & supplies.

- Canning line - $90-105k
- Addition of 200 kegs for distribution - $15k Production
- improvements/enhancements - $15k
- Supplies/ingredients - $15k

The Team

Mike Dial, Co-Owner, Head Brewer

The brewery and art is brainchild of Mike who is Co-Owner and Head Brewer. The concept of WanderLinger has been something Mike has worked on for the past five years. Being an avid backpacker - our name and logo reflects what he enjoys doing most - wandering and lingering. After years of being a home brew enthusiast Mike looked upon his stash of beer equipment as it grew to fill his garage and said "This is getting too fun to not make some money doing it..." and that's where the story begins!

Chris Dial, Co-Owner

Chris is an experienced businessman and salesman who handles all backend operations for the brewery in addition to the sales department. From the day of opening he has led the sales efforts to grow the business in on and off premise sales getting Wanderlinger product on tap at over 65 locations and canned product in 16 major grocery stores and 15 liquor stores.

With the addition of a sales person Chris' goals are shifting from sales to growth and development of the brand including expansion locally and regionally.

Jarrod Szydlowski, Brewer

Jarrod joined the Wanderlinger family in September of 2018 to finish brewery set up and brew the first batch of production beer made at our facility. He has been instrumental in the development of many of our beers and process improvement and scheduling of production.

Jarrod came to us with experience at multiple Colorado breweries and that experience has led to high quality beers, thoughtful problem solving and excellent cost control and SOP implementation. Some of his brews include the Joose Caboose NEIPA, Double Joose NEIPA, Blackbeary Hug Sour and Golden Cricket Blonde.

Sunshine Hampton, Lead Bar

Sunshine has been with us from day 1 when we opened our taproom. She is our vibrant and smiling face behind the bar on many week nights and weekends as well as helping manage events and music to our stage. And in her spare time she makes awesome art out of dolls!

Overview

Locally owned and operated brewery in historic downtown Chattanooga, Wanderlinger Brewing Co features a tap room with live music, local art, and of course BEER! With indoor and outdoor seating and a now featuring a small kitchen! Family friendly before 8PM daily!

While Covid-19 was bad for all bars and restaurants we have survived and plan to come out better for it. Some of the additions we've made over the last 12 months:

- Patio space - added a flagstone patio with seating for 36 and plenty of standing room

- Kitchen - added a small kitchen to offer food service onsite

- Pilot system - added an Alpha Brewing 1bbl pilot system with fermenters

- Barrel Aging - added our first round of barrel aged beers with Arrington Vineyard barrels

- Doubled production capabilities with additions of 5 tanks - 15bbl and 30bbl tanks

- Canned product - with help of Iron Heart Mobile canning we now have beer in 16 grocery stores and 15 liquor stores in Chattanooga

- Distribution Agreement - signed an agreement with Best Brands to push our product beyond Chattanooga eventually statewide.

All of these items came with expenses but ones we believe will bring great rewards as we continue into the future.

By investing in Wanderlinger, you will support a business that is passionate about bringing great beer, music and art to downtown Chattanooga.

- The Customers - Since opening our doors in 2018, we've built a great loyal customer base. They love our taproom vibe and the delicious brews keep them coming back.

- The Founders - Brothers Mike and Chris Dial are the team behind Wanderlinger. Mike is the beer and art guy, while Chris is the business and marketing guy. Together, they make the perfect team.

The Beers

Our beers have a special feature not available from all breweries. A beer is made mostly of 4 ingredients - hops, malt, yeast and water. To be authentic to style it's easy to buy hops, malt and yeast from the area you are replicating your beer from. The water though takes a special process. From day 1 we invested in a reverse osmosis water system where we build up the water profile to replicate the area of the country and world where our beer is inspired from. For example our lager is a Munich Helles and our altbier is a Düsseldorf altbier. Each beer has a water profile specific to that beer to give it as authentic of a taste as you can get.

- Wanderlinger Lager // A light, smooth Munich Helles. Great for crushing by the liter on a hot day.

- Joose Caboose NEIPA / If you love hazy, New England style IPA's this is the perfect summer time beer for you!

- 100 Day IPA // This is the perfect beer for hop heads and those who just like a solid IPA!

- Appalachian Altbier / This German ale exhibits notes of chocolate, banana bread and carmel

- Beech Bottom Gose // This traditional sour German ale is perfect for hot weather days with a small addition of salt makes it a real thirst quencher

- Blackbeary Hug Sour // This fruited sour gives the right balance of tartness and sweetness

- Golden Cricket / Light and refreshing. Lager-like crispness complimented by sweet citrus notes courtesy of Citra hops. Golden ales are similar to Blonde ales but are more hop forward.

- Speaker Tweaker Coffee Stout / Deep notes of espresso and dark chocolate are balanced by a slight malt sweetness in this full bodied beer.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 10 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM

REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C-AR.

Summary of Terms

Revenue Percentage	[2] 0.9%
Payment Deadline	2027-01-01
Maximum Payment Multiple	1.1 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53%

[1]
as further defined in the note agreement
[2]
The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage

$10,000	0.5%
$20,000	1.0%
$30,000	1.5%
$40,000	2.0%
$50,000	2.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C-AR. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.

If you want to sell your Note the Company will have the rst right of refusal to buy it, which could make it harder to find a buyer.

Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.

By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modi ed or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	1$
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	1$
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Michael Dial	37.5%
Christopher Dial	37.5%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to le for bankruptcy protection, making it more di cult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(G) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA Loan	$179,201	5.15%	09/01/2026	
US Bank Equipment Notes	$129,900	6.5%	05/31/2024	multiple loans
SBA EIDL Loan	$143,500	3.75%	04/01/2051	
Loan from Shareholders	$227,000	0%		No Maturity Date Set
Loan from Family Members	$223,034	0%		No Maturity
Mainvest - patio loan	$17,628	5%	07/01/2026	

(H) Other Offerings of Securities within the Last Three Years

March 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $17,700 Please refer to the company's Form CU dated 07/07/20 for additional disclosures

CURRENT OFFERING: January 14th, 2021 | Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes | Amount TBD | Set Offering end date is April 30th, 2021.

(I) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(J) Our Compliance with Reporting Obligations

This is the first required filing for ongoing reporting

(K) Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$306,547.00	$322,524.00
Cash & Cash Equivalents	$36,957.00	$12,599.00
Accounts Receivable	$0	$0
Short-term Debt	$18,026.00	$8,302.00

Long-term Debt	$267,940.00	$261,783.00
Revenues/Sales	$416,350.00	$95,113.00
Cost of Goods Sold	$129,937.00	$32,210.00
Taxes Paid	$0	$0
Net Income	$-163,686.00	$-199,627.00